October 15, 2024

Lynn Kirkpatrick
President, Chief Executive Officer & Director
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

       Re: Ensysce Biosciences, Inc.
           Registration Statement on Form S-3
           Filed October 9, 2024
           File No. 333-282563
Dear Lynn Kirkpatrick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gregory J. Rubis, Esq.